Exhibit 21

Subsidiaries of SBA Communications Corporation

Name	Relationship	Jurisdiction
SBA Telecommunications, Inc.	100% owned by SBA Communications Corporation	Florida
SBA Senior Finance, Inc.	100% owned by SBA Telecommunications, Inc.	Florida
SBA Network Services, Inc.	100% owned by SBA Senior Finance, Inc.	Florida
SBA Towers, Inc.	100% owned by SBA Senior Finance, Inc.	Florida
SBA Properties, Inc.	100% owned by SBA Senior Finance, Inc.	Florida
SBA Sites, Inc.	100% owned by SBA Senior Finance, Inc.	Florida

As of December 31, 2004, SBA Senior Finance, Inc. owned, directly and indirectly, 13 additional subsidiaries, nine of which are incorporated in U.S. jurisdictions and three of which are organized in foreign jurisdictions. These subsidiaries, in the aggregate as a single subsidiary, would not constitute a “Significant Subsidiary” as defined in Rule 405 under the Securities Act as of December 31, 2004.

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